The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev reports First Quarter 2008 Results

Difficult Start, but Fundamentals Remain Unchanged.

InBev (Euronext: INB), the world's leading brewer, announced today its results for the first quarter of 2008 (1Q08):

- **Total volumes:** total volumes declined by 0.4% in the quarter, while our own beer volumes were 0.7% below last year, driven primarily by weak industry performance in Brazil.
- **Revenue growth:** total revenue grew by a solid 4.8% during 1Q08, while revenue per Hl grew 5.2%
- **Cost of Sales:** consolidated cost of sales (CoS) per Hl grew by 9.9% in 1Q08, reflecting the impact of higher input costs year-on-year (yoy) versus a very low base in 1Q07.
- **Continued expense control:** operating expenses rose modestly, as a result of anticipated sales and marketing expenses; while administrative expenses declined by 2.5%.
- **EBITDA:** despite revenue growth of 4.8% and further administrative expense reduction, normalized EBITDA was essentially flat for the quarter (+0.7%), as a result of a strong increase in cost of sales and phasing in commercial expenses. EBITDA margin ended the quarter at 30.7%, an organic decline of 124 basis points.
- **Earning Per Share:** Normalized EPS was 0.44 versus 0.46 during the same quarter of last year.
- **Returning cash to shareholders:** InBev returned a total of 518 million euro during the 1Q08, as a result of acquiring 322 million euro of InBev shares and 196 million euro of AmBev shares through share buyback programs. Shareholders approved the payment of a dividend of 2.44 euro per share (last year: 0.72 euro per share), in line with the company's proactive approach to managing its capital structure. This amount translates into a dividend yield of 4.5% based on the closing price of 54.42 on April 29th.
- **Fundamentals remain unchanged:** InBev's long term business model is based on driving volumes ahead of the industry and revenue ahead of volumes while keeping tight control of expenses. All of these are enabled by a unique Dream/People/Culture platform. The results achieved in 1Q08 do not represent any departure from this model, but merely reflect softer industry volumes predominantly in Brazil and an unfavorable cost of sales comparison with the first quarter of last year.

Figure 1: Consolidated performance (million euro)

	1Q08	1Q07	Organic growth
Total volumes (thousand Hls)	59.038	59.034	-0.4%
Beer volumes	48.669	48.853	-0.8%
Non-beer volumes	10.369	10.181	1.6%
Revenue	3.198	3.051	4.8%
Gross profit	1.831	1.779	1.6%
Normalized EBITDA	982	962	0.7%
Normalized EBIT	715	708	-1.1%
Profit attributable to equity holders of InBev (normalized)	266	283	
Profit attributable to equity holders of InBev	249	280	
Normalized earnings per share (euro)	0.44	0.46	
Earnings per share (euro)	0.41	0.46	
Margins			
Gross margin	57.2%	58.3%	-182 bp
Normalized EBITDA margin	30.7%	31.5%	-124 bp
Normalized EBIT margin	22.4%	23.2%	-130 bp

InBev's 1Q08 numbers are based on unaudited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.

Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding. EPS based upon weighted average of 603 (1Q08) and 612 (1Q07) million ordinary shares outstanding.

MANAGEMENT COMMENTS

1Q08 was a difficult start to the year: volumes decline of -0.4% and EBITDA growth slowed to 0.7% as compared to 1Q07, when volumes grew by 7.1%, well ahead of 2007 full year volumes growth of 5.2%.

Volume in the quarter was particularly impacted by weak performance in Brazil and Russia.

In Brazil, despite growing share yoy from 67.6% to 67.8%, our volumes were down 1.9% versus 1Q07, reflecting lower industry volumes, as a result of relatively poor weather conditions and a very early Carnival, which reduced the summer holiday period. In addition, we have also seen some softness in the consumer goods sector in Brazil – early indications are that this is driven by food inflation of over 11%, well ahead of country inflation of 4.7%. We are confident that the Brazilian beer market will return to growth

over the remaining quarters. In April, for example, our beer volumes in Brazil closed 3.1% higher than last year.

The volume performance in Russia was predominantly impacted by higher shipments in December 2007, when volumes grew by 13.8%, ahead of the price increase on January 1st 2008. Our 1Q08 market share declined by 0.3p.p. yoy driven by some decline in the low price segment, nearly offset by healthy growth in core and premium/super premium segments. As a result, we benefited from significant brand mix improvement in which the percentage of our volume comprised of core and above segments grew from 42.9% to 55.3% of total volume.

Volume performance was solid in Latin America South and North America. In addition, despite a total volume decline of 1.2% in Western Europe in 1Q08, we grew our own beer volumes by +0.6% vs. the same quarter of last year.

On the revenue side, we were able to increase revenue per Hl by 5.2% in 1Q08 versus the same period in 2007, and we will continue to monitor prices in each market in order to benefit from any additional pricing opportunities that might arise.

The CoS per Hl result for 1Q08 was impacted by the highly unfavorable comparison vs. 1Q07. CoS per Hl growth should decelerate over the remainder of the year. Recent developments indicate that the weighted average inflation (CPI) in the countries in which we operate is moving towards the range of 5% to 6%, which is higher than the 4% we previously anticipated. However we have already mapped additional ZBB cost-saving opportunities to fully offset the gap versus our full year CoS per Hl target of 4%.

"As highlighted in our 2007 full year announcement, we benefited from strong growth in the first half of 2007, which would lead to challenging comparables for the first half of 2008, especially in the first quarter with respect to both volume and EBITDA performance. However, we believe that we have the right programs in place to deliver stronger results in the following quarters, allowing us to resume EBITDA margin expansion in the second half of this year", said Carlos Brito, InBev's CEO.

FIRST QUARTER VOLUMES

Figure 2. Volumes (thousand Hls)

	1Q07	Scope	Organic growth	1Q08	Organic growth
North America	2.344	83	67	2.493	2.9%
Latin America - North	24.419	317	-362	24.374	-1.5%
Latin America - South	8.347	0	831	9.178	10.0%
Western Europe	7.571	-243	-89	7.240	-1.2%
Central & Eastern Europe	8.807	0	-499	8.308	-5.7%
Asia Pacific	6.697	0	-161	6.536	-2.4%
Global Export & Holding Companies	849	68	-9	908	-0.9%
Worldwide	**59.034**	**225**	**-221**	**59.038**	**-0.4%**

Consolidated volumes were 0.4% lower during 1Q08, while InBev's own beer volumes were 0.7% lower than one year ago. Growth in own beer was achieved in Latin America South, North America and Western Europe, while volumes were lower in the rest of the group.

Volumes in **North America** rose by 2.9% during 1Q08. Canadian volumes contributed a 1.6% increase, and we grew our overall market share on an organic basis, with gains in most of the provinces.

Stella Artois® led **European import** volume growth of 17% for the US, compared to the 1Q07 when we started to operate under the import agreement with Anheuser-Busch.

Latin America North total volumes decreased 1.5% (beer -1.5%; non-beer -1.4%). In Brazil, despite growing share yoy from 67.6% to 67.8%, our volumes were 1.9% below 1Q07, reflecting lower industry volumes, as a result of relatively poor weather conditions and a very early Carnival holiday period, which reduced the holiday period. In addition, we have also seen some softness in the consumer goods sector in Brazil – early indications are that this is driven by the food inflation of more than 11%, well ahead of Country inflation of 4.7%. We are confident that the Brazilian beer market will return to growth over the next few quarters. In April, for example, our beer volumes in Brazil closed 3.1% higher than last year.
Beer volumes grew 7.0% in 1Q08 for the balance of the Zone, with significant growth in several markets partly offset by lower volumes in Venezuela.

Volume growth in **Latin America South** reached 10.0% (beer +10.9%; non-beer +8.5%). Solid volume increases were seen across all countries in the Zone, and premium brands, including Stella Artois in Argentina, continued to perform very well.

Western Europe reported volumes declined 1.2% as a consequence of our focus on reducing third party and lower value products from our sales mix; but our own beer volumes grew by 0.6%. Belgian beer volumes were down 4.6%; however, share was slightly higher in the context of softer industry performance. Germany and the UK faced less challenging comparables for 1Q08. The UK had a 4.1% increase in beer volumes, while in Germany volumes rose 3.4%.

In **Central & Eastern Europe**, volumes were 5.7% below last year, almost entirely attributable to 11.4% lower volumes in Russia. The volume performance in Russia was predominantly impacted by price increases on 1st January 2008, which resulted in higher shipments in December 2007, when volumes grew by 13.8%. The mix of products continued to improve as our main core and premium brands grew double digit during the quarter. Ukraine also had a soft January volume result, but grew thereafter to deliver a 4.4% increase for the quarter.

Asia Pacific volumes were down 2.4% against a growth of 6.6% in 1Q07. China volumes decreased 3.8%, although the Sedrin business recorded higher volumes. The strong performance of our South Korean business continued with volumes 2.6% above 1Q07, based on continued solid growth of the Cass brand.

GLOBAL BRAND DEVELOPMENT

The performance of InBev's global brands showed a volume increase of 4.4%, ahead of overall volumes. Stella Artois volumes grew 7.2%, mainly due to higher volumes in the UK, US and Argentina. Growth of Beck's® came in at 0.7%, with ongoing positive development of Beck's worldwide more than offsetting a slight decline in Germany.

INCOME STATEMENT – 1Q08

Figure 3. Consolidated Income Statement (million euro)

	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Revenue	**3.051**	**11**	**-11**	**147**	**3.198**	**4.8%**
Cost of sales	-1.273	-4	29	-119	-1.367	-9.5%
Gross profit	**1.779**	**7**	**18**	**28**	**1.831**	**1.6%**
Distribution expenses	-381	-6	0	-22	-408	-5.8%
Sales & marketing expenses	-497	2	9	-23	-508	-4.6%
Administrative expenses	-228	-29	-1	6	-252	2.5%
Other operating income/expenses	34	16	0	3	53	5.2%
Normalized profit from operations (normalized EBIT)	708	-10	25	-8	715	-1.1%
Non recurring items above EBIT	-6				-26	
Net financing costs	-136				-159	
Share of results of associates	0				1	
Income tax expense	-101				-88	
Profit	**465**				**444**	
attributable to equity holders of InBev	280				249	
attributable to minority interests	185				194	
Normalized EBITDA	**962**	**-8**	**21**	**7**	**982**	**0.7%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 1Q08 was -26 million euro on EBIT and on EBITDA, while it was -6 million euro on EBIT and -6 million on EBITDA in 1Q07.

Revenue – Consolidated revenue increased by 4.8% (147 million euro) yoy, to 3 198 million euro. Revenue per Hl grew 5.2%, with higher revenue per Hl captured in all Zones, as a result of better product mix as well as price adjustments in some markets to offset higher commodity costs. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per Hl in euro, revenue per Hl would have grown 5.7% organically.

Cost of Sales (CoS) – Consolidated CoS of 1 367 million euro was 9.5% (119 million euro) higher than a year ago. Cost of sales per Hl was 9.9% higher, yoy, as the result of higher commodity input costs, which could only be partly offset by ongoing efficiencies being captured in the supply chain. On a constant geographic basis, the organic increase in cost of sales per Hl would have been an estimated 10.2%. Recent developments are indicating that the weighted average inflation (CPI) in the countries in which we operate is moving towards the range of 5 to 6%, which is higher than the 4% we previously anticipated. However we have already mapped additional ZBB cost-saving opportunities to fully offset the gap versus our full year CoS per Hl target of 4%.

Operating Expenses – Operating expenses, made up of distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses, totaled 1 115 million euro during 1Q08.

Distribution expenses were 22 million euro (5.8%) higher at 408 million euro, mainly due to higher transport expenses in Latin America South and Western Europe, as well as selling more volumes through direct distribution. Consolidated sales and marketing expenses grew 23 million euro (4.6%) to 508 million euro, as largely a result of different timing of spending in Latin America North. Overhead expenses declined by 6 million euro (2.5%) ending up at 252 million euro, with nearly all Zones delivering good performances, once more providing evidence of our strategy to reduce non-working expenses.

Other operating income/expenses of +53 million euro was 3 million euro better, yoy mainly representing the net impact of a lower bonus adjustment in 2008 compared to 2007 in Latin America North, the disposal of assets and higher royalty income in other Zones.

EBITDA – 1Q08 normalized EBITDA of 982 million euro is 0.7% above last year (up 7 million euro).

- North America delivered EBITDA of 91 million euro (+11.6% / up 9 million euro), based on revenue gains and good fixed cost control
- Latin America North EBITDA was 578 million euro (-2.9% / down 16 million euro), as solid revenue per Hl growth was more than offset by higher cost of sales, distribution and commercial expenses and lower other operating income/expenses
- Latin America South grew EBITDA to 145 million euro (+38.7% / up 45 million euro), on the back of robust volume and revenue increases and good management of fixed costs
- Western Europe recorded EBITDA of 79 million euro (-11.6% / down 11 million euro), as revenue growth was more than offset by higher cost of sales, as well as higher distribution and commercial expenses
- Central & Eastern Europe EBITDA was 27 million euro (-49.5% / down 27 million euro), due to lower shipment volumes against challenging comparables, increased cost of sales, and higher sales and marketing expenses
- Asia Pacific had an EBITDA of 36 million euro (-14.1% / down 7 million euro), as increased revenue was not able to offset higher cost of sales and commercial expenses
- Global Export & Holding Companies EBITDA was 26 million euro (up 14 million euro), almost fully explained by the impact of changing to a different business model for our European imports into the USA

The consolidated EBITDA margin for 1Q08 was 30.7% (2007: 31.5%). The EBITDA margin was lower by 83 basis points, while it was lower by 124 basis points, organically. A positive currency translation impact of 21 million euro was recorded for the first quarter of 2008 (1Q07: negative impact of 46 million euro).

Profit – Normalized profit attributable to equity holders of InBev was 266 million euro (normalized EPS 0.44 euro) in 1Q08. Reported profit attributable to equity holders of InBev for 2008 was 249 million euro, which included the following impacts:

- *Net financing costs*: 159 million euro (versus 136 million euro in 2007). The increase is largely explained by higher interest charges in the parent companies and in AmBev Brazil, as a result of higher average net debt, partially offset by lower interest rates in Brazil.
- *Income tax expense:* 88 million euro with an effective tax rate of 16.5% (1Q07: 17.8%). The lower tax expense continues to be driven by the benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.
- *Profit attributable to minority interests:* 194 million euro (1Q07: 185 million euro)

Financial position - InBev's net financial debt increased to 5 698 million euro as of March 2008, from 5 093 million euro as of December 2007. Apart from operating results net of capital expenditures, the net financial debt is impacted by the acquisition of Brazilian distributors and Quinsa minorities (286 million euro); the InBev (322 million euro) and AmBev (196 million euro) share buy-back programs, partly offset by the impact of changes in foreign exchange rates (278 million euro).

OUTLOOK

InBev remains committed to continue to deliver EBITDA margin expansion through a combination of top line growth and disciplined cost management.

Top line growth will remain our priority, and in addition to the further roll-out of our proven sales execution programs, we will continue to provide the right brands with sufficient resources to grow.

Operating efficiency also remains high on the agenda, and cost of sales per Hl growth should decelerate over the remainder of the year. Recent developments are indicating that the weighted average inflation (CPI) in the countries in which we operate is moving towards the range of 5 to 6%, which is higher than the 4% we previously anticipated; however we have already mapped additional ZBB cost-saving opportunities to fully offset the gap versus our full year CoS per Hl target of 4%.

In summary, we recognize that in 2008 there will be greater challenges to overcome than there have been over the past three years. The second quarter should continue to present us with a tough comparable basis against 2Q07. However, we are confident that great people, united by one ownership culture, working towards a shared dream, will deliver EBITDA margin expansion in the second half of 2008.

Annexes

InBev website: http://www.InBev.com/media/3 2 0 pressreleases.cfm

- First Quarter 2008 (1Q08) segment information
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (1Q08)

First Quarter 2008 Agenda

May 8th, 2008

Conference call 1Q08 results for investors

2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Press Release

InBev nv/sa

Annex 1 1Q08 segment information

InBev Worldwide	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Total volumes	59 034	225	0	-221	59 038	-0.4%
Revenue	**3 051**	**11**	**-11**	**147**	**3 198**	**4.8%**
Cost of sales	-1 273	-4	29	-119	-1 367	-9.5%
Gross profit	**1 779**	**7**	**18**	**28**	**1 831**	**1.6%**
Distribution expenses	-381	-6	0	-22	-408	-5.8%
Sales & marketing expenses	-497	2	9	-23	-508	-4.6%
Administrative expenses	-228	-29	-1	6	-252	2.5%
Other operating income/expenses	34	16	0	3	53	5.2%
Normalized EBIT	708	-10	25	-8	715	-1.1%
Normalized EBITDA	**962**	**-8**	**21**	**7**	**982**	**0.7%**
Normalized EBITDA margin	31.5%				30.7%	-124 bp

North America	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Total volumes	2 344	83	0	67	2 493	2.9%
Revenue	**287**	**8**	**6**	**11**	**312**	**3.9%**
Cost of sales	-96	-3	0	-9	-107	-9.6%
Gross profit	**191**	**6**	**6**	**2**	**204**	**1.2%**
Distribution expenses	-58	-7	-2	1	-66	2.1%
Sales & marketing expenses	-55	6	0	7	-43	14.1%
Administrative expenses	-21	-1	0	1	-21	6.6%
Other operating income/expenses	-1	0	0	0	-1	-12.8%
Normalized EBIT	55	4	2	11	73	19.1%
Normalized EBITDA	**73**	**6**	**3**	**9**	**91**	**11.6%**
Normalized EBITDA margin	25.5%				29.0%	208 bp

Latin America - North	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Total volumes	24 419	317	0	-362	24 374	-1.5%
Revenue	**1 137**	**8**	**82**	**48**	**1 275**	**4.2%**
Cost of sales	-382	-6	-25	-24	-438	-6.3%
Gross profit	**754**	**1**	**57**	**24**	**837**	**3.2%**
Distribution expenses	-129	-1	-8	-8	-147	-6.2%
Sales & marketing expenses	-106	-2	-7	-23	-139	-22.0%
Administrative expenses	-44	-28	-4	2	-75	2.3%
Other operating income/expenses	18	28	2	-17	31	-37.9%
Normalized EBIT	493	-2	40	-23	507	-4.7%
Normalized EBITDA	**550**	**0**	**44**	**-16**	**578**	**-2.9%**
Normalized EBITDA margin	48.4%				45.3%	-331 bp

Latin America - South	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Total volumes	8 347	0	0	831	9 178	10.0%
Revenue	**274**	**0**	**-35**	**69**	**308**	**25.2%**
Cost of sales	-111	0	14	-26	-123	-23.5%
Gross profit	**162**	**0**	**-21**	**43**	**185**	**26.4%**
Distribution expenses	-20	0	3	-7	-24	-36.9%
Sales & marketing expenses	-34	0	3	-1	-31	-2.4%
Administrative expenses	-10	0	1	1	-8	8.2%
Other operating income/expenses	-3	0	0	7	4	283.8%
Normalized EBIT	97	0	-15	43	125	44.3%
Normalized EBITDA	**117**	**0**	**-17**	**45**	**145**	**38.7%**
Normalized EBITDA margin	42.7%				47.3%	459 bp

Annex 1 1Q08 segment information (continued)

Western Europe	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Total volumes	7 571	-243	0	-89	7 240	-1.2%
Revenue	**722**	**-13**	**-26**	**5**	**688**	**0.7%**
Cost of sales	-357	9	18	-18	-348	-5.1%
Gross profit	**365**	**-4**	**-8**	**-13**	**340**	**-3.7%**
Distribution expenses	-97	2	3	-5	-97	-5.6%
Sales & marketing expenses	-163	6	5	-2	-154	-1.5%
Administrative expenses	-66	-1	1	5	-62	7.3%
Other operating income/expenses	-21	-11	2	5	-25	19.0%
Normalized EBIT	19	-8	3	-11	3	-63.8%
Normalized EBITDA	**98**	**-9**	**1**	**-11**	**79**	**-11.6%**
Normalized EBITDA margin	13.6%				11.5%	-161 bp

Central & Eastern Europe	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Total volumes	8 807	0	0	-499	8 308	-5.7%
Revenue	**378**	**0**	**-18**	**7**	**367**	**1.9%**
Cost of sales	-185	0	11	-30	-204	-16.3%
Gross profit	**193**	**0**	**-7**	**-23**	**163**	**-11.9%**
Distribution expenses	-57	0	3	-1	-55	-2.2%
Sales & marketing expenses	-80	0	4	-8	-85	-10.1%
Administrative expenses	-30	0	1	-1	-31	-4.4%
Other operating income/expenses	-20	0	1	3	-16	15.5%
Normalized EBIT	5	0	1	-31	-24	-557.7%
Normalized EBITDA	**55**	**0**	**-1**	**-27**	**27**	**-49.5%**
Normalized EBITDA margin	14.6%				7.3%	-737 bp

Asia Pacific	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Total volumes	6 697	0	0	-161	6 536	-2.4%
Revenue	**206**	**0**	**-19**	**5**	**192**	**2.6%**
Cost of sales	-105	0	9	-9	-104	-8.3%
Gross profit	**101**	**0**	**-10**	**-4**	**87**	**-3.5%**
Distribution expenses	-15	0	2	0	-14	-2.9%
Sales & marketing expenses	-47	0	4	-4	-46	-8.3%
Administrative expenses	-15	0	1	0	-15	-3.0%
Other operating income/expenses	-1	0	0	0	-1	-61.6%
Normalized EBIT	23	0	-3	-9	12	-37.2%
Normalized EBITDA	**48**	**0**	**-5**	**-7**	**36**	**-14.1%**
Normalized EBITDA margin	23.4%				18.9%	-380 bp

Global Export & Holding Companies	1Q07	Scope	Currency translation	Organic growth	1Q08	Organic growth
Total volumes	849	68	0	-9	908	-0.9%
Revenue	**49**	**7**	**-1**	**2**	**57**	**3.8%**
Cost of sales	-36	-4	1	-4	-43	-9.0%
Gross profit	**12**	**4**	**0**	**-1**	**14**	**-9.3%**
Distribution expenses	-5	0	0	-1	-6	-17.3%
Sales & marketing expenses	-11	-9	0	9	-10	47.7%
Administrative expenses	-41	1	0	-1	-41	-1.6%
Other operating income/expenses	61	0	-4	6	62	9.5%
Normalized EBIT	16	-4	-4	12	20	103.8%
Normalized EBITDA	**21**	**-4**	**-4**	**14**	**26**	**82.1%**

Annex 2

Reconciliation between Brazilian GAAP and IFRS figures for Latin America 1Q08

EBIT Latin America under Brazilian GAAP (Brazil + HILA, as published in the YTD Segment financial information of AmBev's 1Q08 press release) In million BRL	**1 497**
In million euro	**580**
Reclassifications	
- Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(3)
- Other operating income/expense, presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(20)
	557
Adjustments	
- Goodwill amortization in Brazilian GAAP, not in IFRS	73
- Other depreciation adjustments (fair value base, InBev rates, commercial intangibles, ...)	2
- Deferred charges (start up costs capitalized under Brazilian GAAP, expensed in IFRS)	(1)
- Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS)	4
- Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment)	(2)
- Other	(1)
Normalized EBIT Latin America under IFRS (as published in the 1Q08 Segment information of Latin America North and Latin America South in annex 1 of this press release)	**632**

END